                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)

                              Quanta Services, Inc.
                              ---------------------
                                (Name of Issuer)


                        Common Stock, $0.00001 par value
                        --------------------------------
                         (Title of Class of Securities)

                                    74762E102
                                    ---------
                                 (CUSIP Number)

                Leslie J. Parrette, Jr., Senior Vice President,
                   General Counsel And Corporate Secretary
                ----------------------------------------------
                              Utilicorp United Inc.
                              ---------------------
        20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box.                      / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 74762E102

--------------------- ------------------------------------------------------------------------------------------------
         1            NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      UtiliCorp United Inc.    #440541877
--------------------- ------------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                        (a)
                        (b)  X
--------------------- ------------------------------------------------------------------------------------------------
         3            SEC USE ONLY
--------------------- ------------------------------------------------------------------------------------------------
         4            SOURCE OF FUNDS (See Instructions)

                      WC, BK
--------------------- ------------------------------------------------------------------------------------------------
         5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------- ------------------------------------------------------------------------------------------------
         6            CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------- ------------ -----------------------------------------------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 29,230,179
    PERSON WITH
                      ------------ -----------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None*
                      ------------ -----------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   29,230,179
                      ------------ -----------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   None
--------------------- ------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      29,230,179
--------------------- ------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                    X
--------------------- ------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      38.5%**
--------------------- ------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON (See Instructions)
                      CO
--------------------- ------------------------------------------------------------------------------------------------

* This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Voting Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting Agreements.

** The percentage reflected in row 13 above is obtained by using 75,923,049 shares as the denominator (in accordance with Rule 13(d)3(d)(1)(i)(D)). This denominator includes: (a) 58,698,244 shares of Issuer's issued and outstanding Common Stock (as indicated in Issuer's Form 10-Q filed on August 14, 2001), and (b) 17,224,805 shares of Common Stock into which Issuer's Convertible Preferred Stock held by UtiliCorp is convertible.


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     Also note that the percentage of Common Stock owned by UtiliCorp on a partially diluted basis is approximately 37.69%. This percentage is obtained by using 77,550,547 shares as the denominator, which includes (a) the 75,923,049 shares discussed in the previous paragraph, and (b) 1,627,498 shares of Limited Vote Common Stock (as indicated in Issuer's Form 10-Q filed on August 14, 2001). UtiliCorp's ownership can be further diluted by (x) other classes of Issuer's securities that can be converted into Common Stock and (y) shares of Common Stock issuable under Issuer's Stock Option Plan.


                                       3
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                               AMENDMENT NO. 17 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

         All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("UTILICORP"), and the common stock, par value $0.00001 per share (the "COMMON STOCK"), of Quanta Services, Inc., a Delaware corporation ("Issuer"), is correct to the best knowledge and belief of UtiliCorp. The
Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and sixteen amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999, November 9, 1999, January 13, 2000, April 27, 2000,
May 25, 2000, June 20, 2000, July 17, 2000, May 23, 2001, October 1, 2001,
October 4, 2001, October 8, 2001, October 11, 2001 and October 19, 2001, respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On October 26, 2001 UtiliCorp and Issuer amended the Standstill Agreement dated October 8, 2001, which was attached as an exhibit to Amendment No. 14 to UtiliCorp's Schedule 13D/A, to extend the term through 9:00 a.m. (U.S. Eastern Standard Time) on November 5, 2001.


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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 29, 2001             UtiliCorp United Inc.

                                      By:    /s/ Leslie J. Parrette, Jr.
                                             --------------------------------
                                      Name:  Leslie J. Parrette, Jr.
                                      Title: Senior Vice President, General
                                             Counsel and Corporate Secretary


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